EXHIBIT A

Financial Statements

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists *Business Consultants*

1166 Dimock Lane Naples, FL 34110

Telephone 239-595-0314; Fax 239-594-7984

Email: *ats@naplescpa.net* *Website: alantschiffman.com*

To the Board of Directors
Curastory, Inc.
Brooklyn, NY 11206

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Curastory, Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management (Owners) is (are) responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Curastory, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

Alan T. Schiffman, CPA
June 24, 2021

CURASTORY, INC

(A Delaware Corporation)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

	2020	2019
Assets		
Development of software application	$ 45,678	
Accumualated Amortizition	$ (3,263)	
	$ 42,415	
Cash and cash equivalents	$ 9,891	$ 667
Total current assets	$ 9,891	$ 667
	$ 52,306	$ 667
Intangibles, website and trademarks	$ 41,130	
Accumulated Amortization	$ (2,938)	
	$ 38,192	$ -
Total	**$ 90,498**	**$ 667**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 13,585	$ 1,463
Contractors payable	$ 66,733	$ 9,000
Total Current Liabilities	$ 80,318	$ 10,463
Simple Agreement for Future Equity	$ 157,563	
Total Liabilities	$ 237,881	$ 10,463
Stockholders' Equity		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 9,416,488 shares issued and outstanding as of December 31, 2020 and 2019	$ 941	$ 941
Additional paid-in capital	$ 18,343	$ 1,827
Retained Earnings (deficit)	$ (166,667)	$ (12,564)
	$ (147,383)	$ (9,796)
Total	**$ 90,498**	**$ 667**

See accompanying notes to financial statements

CURASTORY, INC

(A Delaware Corporation)

Statements of Operations
For the Years Ended December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Revenues				
Sales	$	15,000		
	$	15,000	$	-
Cost of Goods Sold				
Cost of Goods Sold				
Gross profit	$	15,000	$	-
Operating Expenses				
Advertising and marketing expenses	$	13,143	$	1,799
General and Administrative expenses				
Contractors	$	120,607	$	9,000
General & Administrative	$	12,533	$	809
Education and Training				
Insurance Expense	$	335		
Legal and Professional Fees	$	14,978	$	956
Stock Compensation				
Utilities	$	597		
Miscellaneous				
Total Operating Expenses	$	162,193	$	12,564
Other Income & Expenses				
Interest Expense				
Taxes	$	709		
Depreciation				
Amortization	$	6,201		
		6,910		0
Net income (loss)		**(154,103)**		**(12,564)**

CURASTORY, INC

(A Delaware Corporation)

Statement of Shareholders' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Review Report)

	Common Stock		Additional	Retained	
	Shares	**Cash**	**Paid-in capital**	**Earnings (Deficit)**	**Total**
Balance as of January 1, 2019	7,150,000				
Issuance of shares	7,150,000	$ 715			715
Additional paid-in capital			2,053		2,053
Net income (loss)				(12,564)	(12,564)
Balance as of December 31, 2019	7,150,000	$ 715		(12,564)	(9,796)
Additional paid-in capital			16,516		16,516
Net income (loss)				(154,103)	(154,103)
Balance, December 31, 2020	**7,150,000**	**$ 715**	**18,569**	**(166,667)**	**(147,383)**

See accompanying notes to financial statements

(3)

(A Delaware Corporation)

Statement of Cash Flows

For the Years ended December 31, 2020 and 2019

(See Accountant's Review Report)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (154,103)	$ (12,564)
Depreciation & Amortization	$ 6,201	
Adjustments to reconcile net income to cash provided operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (86,808)	
Increase (Decrease) in accounts payable	$ 12,123	$ 1,462
Increase (Decrease) in other liabilities	$ 57,733	$ 9,000
Net cash provided by (utilized in) operating activities	(164,854)	(2,102)
Cash flow (absorbed in) from Investing activities		
Development of Software Application		
Organization costs		
Net cash invested in assets	$ -	$ -
Financing Activities		
Proceeds from the issuance of note payable, stockhold	157,563	
Increase (decrease) in Additional paid-in capital	16,515	2,054
Sale of Common stock		715
Net cash used in financing activities	174,078	2,769
Net (decrease)/increase in cash and cash equivalents	9,224	667
Cash and cash equivalents, beginning of year	667	0
Cash and cash equivalents, end of period	**$ 9,891**	**$ 667**

CURASTORY, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Curastory, Inc. ("the Company") is a corporation organized August 23, 2019, under the laws of Delaware and domiciled in New York. The Company operates as an online marketplace allowing artists and content creators a platform to distribute their respective work to the public.

Since August 23, 2019 (inception), the Company has relied upon its organizer and SAFE investors to fund cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit and has sustained losses aggregating $166,667. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 6 and 7). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 7). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 7 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $9,891 of cash on hand.

Receivables and Credit Policy

Trade receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company have $0 accounts receivable.

Development of Software Application

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the Plain Sight App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired Plain Sight App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the Plain Sight App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the State of Delaware and New York.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

Revenue Recognition

During 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenue through their platform. For years ending December 31, 2020 and 2019, the Company recognized $15,000 and $0 in revenue respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Marketing expenses

The Company expenses marketing costs as they are incurred. Such costs approximated $38,143 and $1,799 respectively, for the years ended December 31, 2020 and 2019.

Software and Webhosting expenses

The Company expenses maintenance costs applicable to software & webhosting activities as they are incurred. No such costs were incurred during the year ended December 31, 2020 and for the period from August 23, 2019 (inception) to December 31, 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period. See discussion below.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 3 – Long-Term Liabilities - Simplified Agreements for Future Equity

During 2020, the Company issued SAFEs totaling $157,563. The SAFEs are automatically convertible into Capital Stock on the completion of a Qualified Financing. The discount rate is 90% and the conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 10,000,000 shares of common stock authorized and 9,416,488 shares outstanding with a par value of $0.0001 per share as of December 31, 2020.

Equity incentive plan

Effective as of December 31, 2019, the Company adopted the 2019 Equity Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. Options granted under the Plan maybe Incentive Stock Options or Non-statutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the Treasury Regulations promulgated thereunder. Restricted Stock may also be granted under the Plan. The Company has reserved 583,512 common shares for issue under the Plan.

NOTE 5- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception through December 31, 2020, the Company has incurred losses totaling $166,667. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7- SUBSEQUENT EVENTS

Simple Agreement for Future Equity

On January 8, 2021, the Company sold a SAFE in the amount of $25,000. The SAFE is automatically convertible into Capital Stock on the completion of a Qualified Financing. The discount rate is 90% and the conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Crowdfunded Offering

As of June 10, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) ***Surcharges*** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through June 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.